Exhibit 10.1
Fastenal Company
Bonus Program for Executive Officers
Quarterly Incentives
Our executive officers are eligible for cash incentives through individual bonus arrangements based on improvements in the overall financial performance of the company and/or their respective areas of responsibility. The bonus arrangements provide our executive officers with the opportunity to earn a cash bonus for each quarter during a year when we increase our earnings above a predetermined minimum target.
The primary cash bonuses for all of our named executive officers other than our chief financial officer are based on growth in pre-tax earnings of the company and/or the officer's area of responsibility. The compensation committee selected pre-tax earnings as the appropriate metric for calculating cash bonuses for those officers because of the committee's belief that the focus of the named executive officers should be on profitability, which is the primary driver of shareholder value. The primary cash bonuses for our chief financial officer are based on growth in company-wide net earnings because his responsibilities allow him to affect our entire financial position including our tax position. The compensation committee believes that no named executive officer should earn a cash bonus under this program for a quarter unless financial performance has improved and therefore sets minimum targets for each quarter that are equal to the earnings achieved for the same quarter in the prior year. The compensation committee requires growth in earnings before any bonuses can be earned due to its belief that growth is achievable with superior effort and will generate the cash necessary to expand the company's operations in accordance with our business plans and increase shareholder value.
The payout percentage used to calculate the amount of each named executive officer's primary quarterly cash bonus reflects the officer's track record in his or her current position (i.e., newly promoted executives historically have had to prove themselves in their new positions before earning higher payout percentages) and relative ability to impact profitability.
We do not believe it is necessary for payouts under our primary executive cash incentive program to be capped, as cash bonus payments to our named executive officers are tied directly to our financial performance so that they increase only if and to the extent the company's profitability grows. We do not base the cash incentives paid to our executive officers on multiple metrics since we believe the current design of our executive bonus arrangements, along with our other controls, adequately mitigates risk and since the use of multiple metrics would not be in furtherance of our goal of keeping our compensation programs simple, understandable, and transparent, and would risk keeping our executives focused on things other than profitability, thereby depriving them of the clear feedback and motivation necessary to improve our bottom line.
The compensation committee approved a supplemental return on assets bonus program for 2019 that is discussed under '2019 Incentive Program' below.
2019 Incentive Program
The bonus arrangements for our named executive officers for 2019 were approved by our compensation committee at its last meeting in 2018. Consistent with prior years, the bonuses for 2019 were based on growth in pre-tax earnings or net earnings of the company and/or the officer's area of responsibility. The bonuses for each quarter were determined by applying a payout percentage to the amount by which pre-tax earnings or net earnings exceeded 100% of pre-tax earnings or net earnings for the same quarter in 2018. The compensation committee determined that the bonus formulas for each of the named executive officers for 2019 would remain unchanged from those in effect at the end of 2018, except that Mr. Owen's payout percentage was increased due to changes in his responsibilities. While the compensation committee otherwise maintained the bonus formulas for each other named executive officer consistent with 2018, it approved a supplemental bonus program for 2019 for each named executive officer other than Mr. Florness. The supplemental bonus program, known as the ROA (Return on Assets) Plan, is intended to encourage better management of accounts receivable, inventory, and vehicles and would provide cash incentive amounts on a quarterly basis for asset management improvement over the same quarter in the prior fiscal year and is described in more detail below.
The specific bonus opportunities for our named executive officers are summarized in the table below. Each named executive officer's cash bonus for each quarter during 2019 was determined by applying the payout percentage listed opposite his or her name below to the amount by which pre-tax earnings or adjusted net earnings of the company and/or the officer's area of responsibility for that quarter exceeded 100% of such earnings in the same quarter of 2018 (the 'minimum target').

Name	Earnings Type	Payout Percentage
Mr. Florness	Company-wide pre-tax earnings	1.25%
Mr. Lewis	Company-wide net earnings	0.90%
Mr. Owen	Company-wide pre-tax earnings	0.85%
Mr. Miller (1)	Pre-tax earnings	1.00% / 0.20%
Ms. Wisecup	Company-wide pre-tax earnings	0.65%

(1)
The bonuses for Mr. Miller were based on growth in pre-tax earnings for the geographic areas under his leadership (Eastern United States), with the payout percentage applied to that growth of 1.00%, as well as growth in company pre-tax earnings, with the payout percentage applied to that growth of 0.20%.

The following table sets out, for each quarter in 2019, our actual and minimum target pre-tax earnings and actual and adjusted net earnings on a company-wide basis for that quarter, in each case rounded to the nearest thousand. (As indicated above, the 'minimum target' amount in 2019 was 100% of such earnings in the same quarter of 2018.)

2019	Actual Pre-tax Earnings	Minimum Target Pre-tax Earnings	Actual Net Earnings	Minimum Target Net Earnings
First quarter	$257,467,000	231,873,000	194,103,000	174,303,000
Second quarter	271,378,000	265,961,000	204,593,000	201,470,000	(1)
Third quarter	278,351,000	259,480,000	213,488,000	195,810,000	(1)
Fourth quarter	236,465,000	229,703,000	178,708,000	168,698,000

(1)
In calculating the changes in second and third quarter net earnings from 2018 to the comparable quarters in 2019 for purposes of determining Mr. Lewis’ bonuses for such quarters in 2019, the actual net earnings for such quarters in 2018 were adjusted to exclude the impact of the one-time tax benefit of accelerated depreciation for vending equipment, maintenance, and repairs for such quarters.

During 2019, the approximate percentage of the actual and minimum pre-tax earnings of the company attributable to our operations in the geographic area under Mr. Miller's leadership was 43%.

As noted above, an additional short-term cash incentive bonus plan (the 'ROA Plan') was approved by the compensation committee for our named executives officers for 2019 that was designed to encourage careful management of assets, namely accounts receivable, inventories, and pick-up trucks. Quarterly bonuses would be payable pursuant to the plan if a specified level of improvement in asset management relative to the comparable prior year quarter was achieved. Improvement in asset management was assessed using a two-quarter average of total assets divided by the trailing 12-month net sales, which we refer to as the 'performance percentage.'  If the performance percentage when compared to the prior year benchmark showed improvement at a level specified in the table below, the named executive officer would receive the corresponding bonus amount.

Improvement Amount Exceeded	Bonus Payout
150 basis points	$15,000
100 basis points (but less than 150 basis points)	$10,000
50 basis points (but less than 100 basis points)	$5,000

In addition, for each whole percentage improvement (e.g., 41.0%, 40.0%, 39.0%, etc.) a $10,000 bonus would be payable for the quarter when the new whole percentage threshold was first achieved.  Because we did not achieve improvement exceeding 50 basis points in any quarter during fiscal 2019 and also did not achieve a new whole percentage threshold, no bonus amounts were paid to our named executive officers pursuant to the ROA Plan for fiscal 2019.
2020 Incentive Program
The bonus arrangements for our named executive officers for 2020 were approved by our compensation committee at its last meeting in 2019. The bonus plans for our named executive officers for 2020 are unchanged from our 2019 bonus plans, except that Mr. Florness' bonus percentage increased in recognition of his continued growth, performance, and experience in his role and Mr. Owen’s bonus percentages increased due to changes in his responsibilities.